Exhibit 7.2

Press Release of Glacial Lakes Energy, LLC dated May 23, 2007.

Glacial Lakes Energy, LLC Glacial Lakes corn processors 301 20th Avenue SE • p.o. box 933 • Watertown, sd • 57201 Phone: 605-882-8480 • Fax: 605-882-8982

PRESS RELEASE

WATERTOWN, SOUTH DAKOTA — Glacial Lakes Energy, LLC announced today that it has commenced a $5 million breach of contract action against Granite Falls Energy, LLC, stemming from the termination of the management agreement between the two parties.  Glacial Lakes Energy, LLC is also the largest single member owner of Granite Falls Energy, LLC, holding approximately 20.9% of the membership units issued and outstanding for Granite Falls Energy.

The action was filed with the American Arbitration Association under the arbitration provisions of the management agreement between the parties.  Glacial Lakes Energy seeks approximately $5.3 million in damages for payments for past services rendered as well as future payments under the contract.  “We managed the construction of that project under budget and ahead of schedule, and brought that plant on-line during a period of unmatched profitability in the ethanol industry” says Tom Branhan, the CEO of Glacial Lakes Energy.  “We simply do not believe Granite Falls Energy had a basis to terminate the management contract” says Branhan.  Jon T. Anderson, Chairman of the Board of Glacial Lakes Energy adds, “We believe Granite Falls Energy should honor the agreement they made when they asked for our management assistance and $6.5 million equity investment, plain and simple.”

Glacial Lakes Energy expects the arbitration action to generate a sharp response from Granite Falls Energy, “but we intend to follow through on this” says Branhan, “because we believe we were wronged.”  The arbitration will be conducted in front of arbitrators selected by the parties, and the action is expected to take up to 12 months.

Glacial Lakes Energy constructed the first 40 million gallon ethanol facility built by Fagen, Inc., in Watertown, South Dakota.  It is now a wholly-owned subsidiary of Glacial Lakes Corn Processors, a 3,900+ member cooperative.  Glacial Lakes Corn Processors is currently expanding its Watertown facility to 100 million gallons of production capacity, and is also  constructing a new 100 million gallon per year ethanol production facility in Mina, South Dakota near Aberdeen.  Glacial Lakes Corn Processors (through Glacial Lakes Energy) also has two additional ethanol plant sites under development, one in Meckling, South Dakota near Vermillion and a second near Madison, Minnesota.  In addition to its ownership in Granite Falls Energy, Glacial Lakes Energy owns approximately 8% of Redfield Energy, LLC, a recently-completed ethanol facility in Redfield, South Dakota.

For more information, contact Tom Branhan, Glacial Lakes Energy, LLC Chief Executive Officer at 605-882-8480 or tom@glaciallakesenergy.com